EXHIBIT 12.1

DUKE REALTY LIMITED PARTNERSHIP

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

(in thousands, except ratios)

Six Months Ended June 30, 2009
Income from continuing operations, less preferred distributions	$(13,715)
Preferred distributions	36,726
Interest expense	104,073

Earnings before fixed charges	$127,084

Interest expense	$104,073
Interest costs capitalized	14,371

Total fixed charges	$118,444

Preferred distributions	36,726

Total fixed charges and preferred distributions	$155,170

Ratio of earnings to fixed charges	1.07

Ratio of earnings to combined fixed charges and preferred distributions	N/A

N/A – The ratio is less than 1.0; deficit of $28.1 million exists for the six months ended June 30, 2009. The calculation of earnings includes $166.7 million of non-cash depreciation expense.